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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                MICROISLET, INC.
                                ----------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    59507Q106
                                    ---------
                                 (CUSIP Number)


                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 59507Q106                  13G                       Page 2 of 6 Pages

________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     JACKSON ST. PARTNERS, 912017430
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
     California
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          1,758,772
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           0
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    1,758,772
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,758,772
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     7.8%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)
     PN
________________________________________________________________________________

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CUSIP No. 59507Q106                  13G                       Page 3 of 6 Pages

________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     JOHN J. HAGENBUCH
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          1,768,772
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           0
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    1,768,772
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,768,772
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     7.8%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

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ITEM 1(a).        Name of Issuer:

                  MicroIslet, Inc.
                  ----------------

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  6370 Nancy Ridge Drive, Suite 112
                  ---------------------------------
                  San Diego, CA  92121
                  --------------------

ITEM 2(a).        Name of Persons Filing:

                  Jackson St. Partners
                  --------------------

                  John J. Hagenbuch
                  -----------------

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of Jackson St.
                  -----------------------------------------------------------
                  Partners and John J. Hagenbuch is 3673 Jackson Street, San
                  ----------------------------------------------------------
                  Francisco, CA 94118
                  -------------------

ITEM 2(c).        Citizenship:

                  Jackson St. Partners:  California
                                         ----------

                  John J. Hagenbuch:  United States
                                      -------------

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, Par Value $0.001 Per Share
                  ----------------------------------------

ITEM 2(e).        CUSIP Number:

                  59507Q 10 6

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP.

           (a) Amount Beneficially Owned:

                  As of December 31, 2002, Jackson St. Partners is the record owner of 1,758,772 shares of Common Stock. John J. Hagenbuch is a partner in Jackson St. Partners and is the controlling natural person with respect to the shares held. Mr. Hagenbuch's natural minor children are the record owners of a total of 10,000 shares of Common Stock, for which Mr. Hagenbuch may be deemed to share voting and investment control with his spouse. Combined with the 1,758,772 shares held by Jackson St. Partners, Mr. Hagenbuch may be deemed to beneficially own 1,768,772 shares of Common Stock. Jackson St. Partners disclaims beneficial ownership of the 10,000 shares held of record by Mr. Hagenbuch's natural minor children.

           (b) Percent of Class:

                  Jackson St. Partners: 7.8%
                  John J. Hagenbuch:  7.8%

           (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0

                  (ii) shared power to vote or to direct the vote:
                                               Jackson St. Partners: 1,758,772
                                               John J. Hagenbuch: 1,768,772

                               Page 4 of 6 Pages
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                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv) shared power to dispose or to direct the disposition of:
                                               Jackson St. Partners: 1,758,772
                                               John J. Hagenbuch: 1,768,772

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Included as shares for which John J. Hagenbuch has shared voting and dispositive power are 10,000 shares owned by minor children of Mr. Hagenbuch, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 13, 2003
                                               ---------------------------------
                                               Date

                                               JACKSON ST. PARTNERS

                                                     /s/ John J. Hagenbuch
                                               ---------------------------------
                                               Signature

                                               John J. Hagenbuch/Partner
                                               ---------------------------------
                                               Name/Title


                                               JOHN J. HAGENBUCH

                                                    /s/ John J. Hagenbuch
                                               ---------------------------------
                                               Signature

                               Page 5 of 6 Pages
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                                    EXHIBIT A

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of MicroIslet, Inc.

         This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 13th day of February, 2003.

                                               JACKSON ST. PARTNERS

                                                     /s/ John J. Hagenbuch
                                               ---------------------------------
                                               Signature

                                               John J. Hagenbuch/Partner
                                               ---------------------------------
                                               Name/Title


                                               JOHN J. HAGENBUCH

                                                    /s/ John J. Hagenbuch
                                               ---------------------------------
                                               Signature

                               Page 6 of 6 Pages